UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 19, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Controlled Subsidiary Investment – Hampton Station Holdings, LLC

On August 16, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Hampton Station Holdings, LLC (the “Hampton Station Controlled Subsidiary”), located in Greenville, South Carolina off Hampton Ave Ext and Saint Clair St, for an initial purchase price of $4,990,000, which was the initial stated value of our equity interest in the Hampton Station Controlled Subsidiary (the “East Coast eREIT Hampton Station Investment”). Details of this acquisition can be found here.

On November 19, 2021, Operating Agreement of Hampton Station Controlled Subsidiary was amended and restated to admit Fundrise Development eREIT, LLC as a member for an initial contribution of approximately $1,891,000. Fundrise Development eREIT, LLC anticipates funding approximately $13,165,000 through future capital calls, bringing Fundrise Development eREIT, LLC’s total investment in the Hampton Station Controlled Subsidiary to approximately $15,056,000 (the “Development eREIT Hampton Station Investment”).

Concurrently with the amendment and restatement of the Operating Agreement, the Hampton Station Controlled Subsidiary closed on a $26,200,000 Construction Loan (57% Loan-to-Cost) funded by Atlantic Capital Bank.  The Hampton Station Controlled Subsidiary intends to move forward with the development of Multifamily Property Phase I: a 233-unit mid-rise apartment complex. In total, the Hampton Station Controlled Subsidiary intends to spend approximately $36,700,000 in hard costs and approximately $8,250,000 in soft costs to complete the multifamily development. The remaining equity contributions to the Hampton Station Holdings Controlled Subsidiary will be contributed 95% us and Fundrise Development eREIT, LLC and 5% by URP and its affiliates.

As the Development eREIT Hampton Station Investment recapitalized an existing controlled subsidiary investment of Fundrise East Coast Opportunistic REIT, LLC, the Independent Representative reviewed and approved of the transaction prior to its consummation.

The following table contains updated underwriting assumptions for the Hampton Station Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Hampton Station Holdings Property	10.0% (retail) 5.0% (multifamily)	3.0% (retail) 3.0% (multifamily)	3.0% (retail) 3.0% (multifamily)	3.0% (retail) 3.0% (multifamily)	5

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at sec.report. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: November 29, 2021